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                                                                                    Exhibit 99(d)

                                Entergy Mississippi, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
         Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                          March 31,
                                                             1991      1992     1993     1994      1995      1996
Fixed charges, as defined:
  Interest on long-term debt                                 $63,628  $60,709  $52,099   $46,081  $46,241   $46,276
  Interest on notes payable                                      953       36        7     1,348      474       660
  Other interest charges                                       1,444    1,636    1,795     3,581    4,164     3,011
  Amortization of expense and premium on debt-net(cr)          1,617    1,685    1,458     1,754      756       668
  Interest applicable to rentals                                 574      521    1,264     1,716    2,173     2,193
                                                             ------------------------------------------------------
Total fixed charges, as defined                               68,216   64,587   56,623    54,480   53,808    52,808

Preferred dividends, as defined (a)                           14,962   12,823   12,990     9,447    9,004     8,540
                                                             ------------------------------------------------------
Combined fixed charges and preferred dividends, as defined   $83,178  $77,410  $69,613   $63,927  $62,812   $61,348
                                                             ======================================================
Earnings as defined:

  Net Income                                                 $63,088  $65,036 $101,743   $48,779  $68,667   $71,817
  Add:
    Provision for income taxes:
      Federal and State                                       (1,001)   4,463   54,418    46,884   71,651    78,417
    Deferred Federal and State - net                          32,491   20,430      539   (26,763) (35,224)  (37,510)
    Investment tax credit adjustment - net                    (1,634)  (1,746)   1,036    (7,645)  (1,550)   (3,431)
    Fixed charges as above                                    68,216   64,587   56,623    54,480   53,808    52,808
                                                            -------------------------------------------------------
Total earnings, as defined                                  $161,160 $152,770 $214,359  $115,735 $157,352  $162,101
                                                            =======================================================
Ratio of earnings to fixed charges, as defined                  2.36     2.37     3.79      2.12     2.92      3.07
                                                            =======================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.94     1.97     3.08      1.81     2.51      2.64
                                                            =======================================================

- ------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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